EXHIBIT 99.1

Caledonia Mining Corporation Plc: Q2 2023 Production Update

ST HELIER, Jersey, July 17, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces quarterly gold production from the Blanket Mine (“Blanket”) and from the Bilboes Oxide Project (“Bilboes Oxides”) in Zimbabwe for the quarter ended June 30, 2023 (the “Quarter”) and the half year ended June 30, 2023. All production numbers are expressed on a 100 per cent basis and are based on final assays from the refiner.

	Q2 2022 (Comparable quarter)	Q1 2023 (Prior Quarter)	Q2 2023 (Recently Completed Quarter)	H1 2022	H1 2023	Change (H1 2022 to H1 2023)
Blanket	20,091	16,036	17,436	38,606	33,472	-13.3%
Bilboes Oxides	-	105	1,076	-	1,181	n/a
Total	20,091	16,141	18,512	38,606	34,653	-10.2%

Blanket

Production at Blanket in the Quarter was 17,436 ounces, representing an 8.7 per cent increase on the 16,036 ounces produced in the first quarter of 2023. Gold produced at Blanket in the first six months of 2023 was 33,472 ounces, compared to 38,606 ounces produced in the first half year of 2022.

Production at Blanket in the Quarter, although improved from the previous quarter, was still below expectations. This was due to several factors which impacted the implementation of the mine plan in certain mining areas. These factors included a high level of missed blasts and errors in blasting accuracy which contributed to inadequate face advances. Management has focused intensively on these problem areas and production in late June and in July has shown a marked improvement.

Production for the first six months of 2023 was lower than the first six months of 2022 due to the issues arising in the Quarter (as noted above) in addition to difficulties encountered in the prior quarter which, as previously advised, included several mechanical breakdowns.

In light of the improved performance in late June and early July, management re-iterates production guidance for Blanket for the year to December 31, 2023 of between 75,000 and 80,000 ounces1.

Bilboes

1,076 ounces of gold were produced from the Bilboes Oxides in the Quarter, showing an increase from the 105 ounces produced in the first quarter of 2023. There was no production at the Bilboes Oxides in 2022.

The Bilboes Oxides was intended as a small-scale, low-margin, short-term project which was primarily justified by the benefits of pre-stripping in anticipation of the development of the larger sulphide project.

The Company has previously withdrawn guidance for the Bilboes Oxides and, in the absence of a reasonable prospect of it making an overall cash contribution, the project will be returned to care and maintenance with effect from October 1, 2023.

Mining and metallurgical processing will continue at Bilboes Oxides until the end of September; thereafter leaching of material that has already been deposited on the leach pad will continue. Oxide mining and processing will resume when the stripping of the waste for the sulphide project commences.

Commenting on the announcement, Mark Learmonth, Chief Executive Officer, said:

“After an encouraging start to the second quarter at Blanket, production was below expectations in May and the first half of June.

“Management interventions to identify and address the problems appear to have been successful and production improved substantially in late June and early July. Production in the first week of July was at a record level and was almost 400 ounces better than planned. Whilst we have much work to do to make up for the production shortfall from the first six months, we are confident that we will do so and we therefore re-iterate our production guidance for 2023 of between 75,000 and 80,000 ounces of gold.

“The outlook for the Bilboes Oxides is insufficiently certain unless it is done in conjunction with the waste stripping for the sulphide project. Accordingly, we have decided to return this project to care and maintenance until the work commences on the larger sulphide project when the remaining oxide material will be mined and processed alongside the sulphide ore. This outcome has no bearing on the quality of the much larger sulphide project which was the sole reason for acquiring Bilboes.”

This news release has been approved by Mr Dana Roets (B Eng (Min.), MBA, Pr.Eng., FSAIMM, AMMSA), Chief Operating Officer, the Company's qualified person as defined by Canada's National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793
Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775
Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000
BlytheRay Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Dzika Dhana Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. The forward-looking information contained in this news release is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: the successful implementation of mine plans, the establishment of estimated resources and reserves, the grade and recovery of minerals which are mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, the representativeness of mineralization being accurate, success of planned metallurgical test-work, capital availability and accuracy of estimated operating costs, obtaining required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and Caledonia’s experience of project development in Zimbabwe and other factors.

To the extent any forward-looking information herein constitutes a financial outlook or future oriented financial information, any such statement is made as of the date hereof and included herein to provide prospective investors with an understanding of the Company's plans and assumptions. Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

1 Refer to the technical report entitled "NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe" with effective date September 1, 2022 prepared by Minxcon (Pty) Ltd filed by the Company on SEDAR (www.sedar.com) on March 13, 2023